299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

June 15, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc. Offering Statement on Form 1-A

                  Originally Filed March 3, 2020

                  File No. 024-11170

Dear Mr. Derby:

Reference is made to the Offering Circular (“Offering Circular”) on form 1A filed by CityZenith Holdings, Inc. (the “Company”).  In light of recent discussions with the Commission regarding the inclusion of the StartEngine OWNers bonus program, the Company has elected to withdraw from participation in this program.  We are filing an amendment to the Offering Circular which has been revised to remove references to this program.  We have also included in this amendment additional disclosure regarding the registration of up to 8,500,000 shares held by certain selling shareholders.

Presuming there are no further comments, we respectfully request a qualification date of June 19, 2020.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.